FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                QUARTERLY REPORT


                  For the quarterly period ended March 31, 2004


                               INFICON Holding AG


                              INFICON Holding Inc.
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                                  INFICON Inc.
                              Two Technology Place
                          East Syracuse, New York 13057
                    ----------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F |X|   Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                                 Yes |_|   No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

                                Table of Contents
                               INFICON Holding AG

--------------------------------------------------------------------------------

Consolidated Balance Sheets ...............................................    3

Consolidated Statements of Income .........................................    4

Consolidated Statements of Cash Flows .....................................    6

Condensed notes to consolidated financial statements ......................    7

Operating and Financial Review and Prospects ..............................   18

Quantitative and Qualitative Disclosure of Market Risk ....................   24

Signature .................................................................   25

Statements Furnished Pursuant to Section 906 of the
   Sarbanes-Oxley Act of 2002 .............................................   26

Press Release: Inficon Records Additional Net Income in
   First Quarter 2004 .....................................................   28

Press Release: Annual General Meeting of Inficon Holding AG ...............   29

                               INFICON Holding AG
                           Consolidated Balance Sheets
              (U.S. Dollars in thousands, except per share amounts)

                                                       March 31,    December 31,
                                                         2004          2003
                                                      --------------------------
Assets                                                (Unaudited)
Current assets:
    Cash and cash equivalents                          $  37,420      $  37,074
    Trade accounts receivable, net                        25,311         22,197
    Accounts receivable - affiliates                         854             94
    Inventories, net                                      21,700         19,395
    Deferred tax assets                                    2,759          3,161
    Other current assets                                   5,537          2,950
                                                       ---------      ---------
Total current assets                                      93,581         84,871

Property, plant and equipment, net                        21,882         22,398
Intangibles, net                                             997          1,526
Deferred tax assets                                       38,245         39,293
Other assets                                               2,294          2,586
                                                       ---------      ---------
Total non-current assets                                  63,418         65,803

Total assets                                           $ 156,999      $ 150,674
                                                       =========      =========

Liabilities and stockholders' equity
Current liabilities:
    Trade accounts payable                             $   7,636      $   5,918
    Accounts payable-affiliates                               27            193
    Accrued liabilities                                   15,403         12,911
    Income taxes payable                                     751            962
    Deferred tax liabilities                                 547            545
                                                       ---------      ---------
Total current liabilities                                 24,364         20,529

Deferred tax liabilities                                     482            479
Other liabilities                                          4,478          3,907
                                                       ---------      ---------
Total non-current liabilities                              4,960          4,386

Total liabilities                                         29,324         24,915

Stockholders' equity:
    Common stock (2,315,275 shares 2004 &
      2,315,000 shares 2003 issued par value
      CHF 10 (U.S. $5.63)                                 13,035         13,033
    Additional paid-in capital                            94,033         94,024
    Notes receivable from officers                          (383)          (383)
    Retained earnings                                      9,460          5,941
    Accumulated other comprehensive income                11,530         13,144
                                                       ---------      ---------
Total stockholders' equity                               127,675        125,759
                                                       ---------      ---------
Total liabilities and stockholders' equity             $ 156,999      $ 150,674
                                                       =========      =========

See notes to condensed consolidated financial statements.

                               INFICON Holding AG
                        Consolidated Statements of Income
                                   (Unaudited)
              (U.S. Dollars in thousands, except per share amounts)

                                                           Three Months Ended
                                                                March 31,
                                                            2004         2003
                                                          ---------------------

Net sales                                                 $ 47,328     $ 38,889

Cost of sales                                               24,726       21,507
                                                          ---------------------
Gross profit                                                22,602       17,382

Research and development                                     5,117        4,390

Selling, general and administrative                         12,964       11,114
                                                          ---------------------
Operating income from continuing operations                  4,521        1,878

Interest expense (income), net                                  16          (89)

Other (income), net                                           (988)        (134)
                                                          ---------------------
Income from continuing operations before
   income taxes                                              5,493        2,101

Provision for income taxes                                   1,258          546
                                                          ---------------------

Income from continuing operations                            4,235        1,555

Discontinued Operations (Note 6):

  (Loss) from operations of discontinued Ultra
  Clean & Patterning Solutions Operations (less
  applicable income tax (benefit) of $(354) in
  Q1 2004 and $(573) in Q1 2003)                              (912)      (1,512)

  Gain on disposal of Ultra Clean Operations
  (net of income tax provision of $24)                         196           --
                                                          ---------------------
(Loss) from discontinued operations                           (716)      (1,512)

Net income                                                $  3,519     $     43
                                                          =====================

Earnings (loss) per share:

Diluted:

Continuing operations                                   $     1.81   $     0.67

Discontinued operations                                      (0.31)       (0.65)
                                                        -----------------------
Total                                                   $     1.50   $     0.02
                                                        =======================

Basic:

Continuing operations                                   $     1.83   $     0.67

Discontinued operations                                      (0.31)       (0.65)
                                                        -----------------------
Total                                                   $     1.52   $     0.02
                                                        =======================

Denominator for basic and diluted earnings per share:

Weighted average shares outstanding

Basic shares                                             2,315,085    2,315,000

Diluted shares                                           2,335,412    2,316,152


See notes to condensed consolidated financial statements.

                               INFICON Holding AG
                      Consolidated Statements of Cash Flows
                                   (Unaudited)
                           (U.S. Dollars in thousands)

                                                            Three Months Ended
                                                                 March 31,
                                                              2004       2003
                                                           --------------------
Cash flows from operating activities:
    Net income                                             $  3,519    $     43
    Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
        Depreciation and amortization                         1,209       1,029
        Impairment of long-lived assets                         341          --
        Unrealized gain on investment                           158          --
        Deferred taxes                                        1,277        (699)
        Changes in operating assets and liabilities:
          Trade accounts receivable                          (3,957)     (2,272)
          Inventories                                        (2,569)       (876)
          Other assets                                       (2,231)       (590)
          Accounts payable                                    1,633       1,350
          Accrued liabilities                                 2,719      (2,212)
          Income taxes payable                                 (192)        254
          Other liabilities                                     571         478
                                                           --------------------
Net cash provided by (used in) operating activities           2,478      (3,495)

Cash flows from investing activities:
    Purchases of property, plant and equipment               (1,091)     (1,314)
                                                           --------------------
Net cash used in investing activities                        (1,091)     (1,314)

Cash flows from financing activities:                            --          --
                                                           --------------------
Effect of exchange rate changes on cash and cash
   equivalents                                               (1,041)        698
                                                           --------------------
Increase (Decrease) in cash and cash equivalents                346      (4,111)
Cash and cash equivalents at beginning of period             37,074      37,846
                                                           --------------------
Cash and cash equivalents at end of period                 $ 37,420    $ 33,735
                                                           ====================

See notes to condensed consolidated financial statements.

                               INFICON Holding AG

              Notes to Condensed Consolidated Financial Statements
                                   (unaudited)

Note 1--Description of Business

      INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and process control software for the semiconductor and other industries. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media, and precision optics. The Company also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response, and industrial hygiene markets. The Company's products include process knowledge and control instruments and software, leak detectors, vacuum measurement and component products and field-portable gas chromatograph/mass spectrometer instruments (instrumentation for environmental health and safety). Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and operations in the United States, Liechtenstein, Switzerland, Germany, Finland, Japan, United Kingdom, France, Korea, Singapore, Taiwan, China, and Hong Kong. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel and the protection of proprietary technology.

Note 2--Basis of Presentation

      The accompanying interim financial statements as of March 31, 2004, for the three months ended March 31, 2004 and 2003, have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. While the quarterly financial information is unaudited, the financial statements included in this report reflect all adjustments (consisting of normal recurring accruals) the Company considers necessary for a fair presentation of the results of operations for the interim periods covered and the financial condition of the Company at the date of the interim balance sheet. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

      The balance sheet as of December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2003.

Note 3--Reclassification

      Reclassification - Certain reclassifications have been made to the prior years' financial statements to conform to the 2004 presentation.

Note 4--Critical Accounting Policies

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including, but not limited to, those related to revenue recognition, pension actuarial assumptions and methods, reserves for obsolescence and excess inventory, bad debt, warranty, goodwill and intangibles, and valuation allowances for deferred tax assets. Management bases its estimates and judgments on historical experience and on various other factors believed to be reasonable under the circumstances that form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following summarizes specific accounting policies:

      Revenue Recognition - Revenue is recognized upon the transfer of title that is generally upon shipment. When a customer's acceptance is required, revenue is not recognized until the customer's acceptance is received. The Company accrues for anticipated returns and warranty costs upon shipment.

      Goodwill and Intangible Assets - The Company reviews goodwill and intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of these assets may not be recoverable, and also reviews goodwill annually. Under the provisions of SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization. All other identifiable intangibles are amortized over their estimated useful life. Intangible assets, such as purchased technology, are generally recorded in connection with the acquisition of a business. The value assigned to intangible assets is determined by or with assistance of an independent valuation firm based on estimates and judgment regarding expectations for the success and life cycle of products and technology acquired. If actual results differ significantly from the estimates, or other indications are present, the Company may be required to record an impairment charge to write down the asset to its realizable value. In addition, SFAS No. 142 requires that goodwill be tested annually using a two-step process. The first step is to identify any potential impairment by comparing the carrying value of the reporting unit to its fair value. If a potential impairment is identified, the second step is to compare the implied fair value of goodwill with its carrying amount to measure the impairment loss. A severe decline in fair value could result in an impairment charge to goodwill, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company performs its impairment analysis under SFAS 142 annually during the third quarter. As of March 31, 2004, the Company has no goodwill asset remaining.

      Bad Debts - The allowance for doubtful accounts is for estimated losses resulting from a customer's inability to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

      Warranties - The accrual for the estimated cost of product warranties is provided for at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

      Inventory - The reserve for estimated obsolescence or unmarketable inventory is equal to the difference between the cost of inventory and the estimated fair value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

      Pension Benefits - The pension benefit costs and credits are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. The Company considers current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in our related headcount due to changes in the assumptions.

      Deferred Tax Assets - As of March 31, 2004, the Company had net deferred tax assets of U.S.$40.4 million reflecting tax credit and loss carry forwards, basis differences primarily from intangible assets, and other deductions available to reduce taxable income in future years. A majority of the net deferred tax assets balance of U.S.$40.4 million resides in the United States. In assessing the realization of the Company's deferred tax assets, we consider whether it is more likely than not the deferred tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon our ability to generate future taxable income, including the implementation of tax planning strategies, during the periods in which our basis differences and other deductions become deductible and prior to the expiration of our net operating loss carry forwards. On a quarterly basis, the Company evaluates the recoverability of its deferred tax assets based upon historical results and forecasted results over future years, considering tax planning strategies, and matches this forecast against the basis differences, deductions available in future years and the limitations allowed for net operating loss carry forwards to ensure there is adequate support for the realization of the deferred tax assets. While we have considered future operating results, in conjunction with ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged as a reduction to income in the period such determination was made. Likewise, should we determine that we would be able to realize future deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

      Although realization is not assured, the Company believes it is more likely than not the net deferred tax asset balance as of March 31, 2004 will be realized. The Company supports this conclusion based upon projections of future operating results and tax planning strategies that support the realization of the deferred tax assets, and other positive and negative evidence. Differences between forecasted and actual future operating results could adversely impact our ability to realize our deferred income tax assets; however, differences between forecasted and actual future operating results are continually monitored to ensure the Company has adequate support for the realization of the deferred tax assets. The Company's analysis supporting the realization of the deferred tax assets places careful consideration on the net operating loss carry forward periods.

      In recent years, the Company's U.S. operations have experienced losses before income taxes for financial and tax reporting purposes; however, we believe improvements in the order backlog, industry projections as well as changes in our operations that occurred during the fourth quarter of 2003 and first quarter of 2004, in addition to other improvements that will take place in future periods, are sufficient to generate the minimum amounts of taxable income to utilize our net operating loss carry forwards prior to their expiration. The changes in the Company's operations include:

      o Various cost saving and restructuring initiatives to reduce manufacturing and overhead costs;
      o Capitalization of the intercompany debt arrangement between INFICON Inc. (US location) and INFICON GmbH (Switzerland);
      o Review of R&D allocations between related parties to identify and implement tax planning strategies to maximize the Company's tax benefit;
      o Other changes in an effort to increase the efficiency and effectiveness of our business operations.

      The Company believes it is more likely than not it will be able to generate sufficient taxable income in the United States to absorb its net operating loss carry forwards, which begin to expire in 2021, although there can be no assurances. If the Company's expectations for future operating results are not met due to general economic conditions or other factors, the Company may need to establish additional valuation allowances for all or a portion of its deferred tax assets primarily relating to its U.S. operations. This could have a significant affect on our future results of operations and financial position.

      Impairment of Long-Lived Assets - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was early adopted by the Company on January 1, 2002, and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," while retaining many of the requirements of SFAS No. 121. In accordance with SFAS No. 144, long-lived assets to be held and used by an entity are to be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. SFAS 144 defines a two-step testing process, the timing of the steps and the general valuation methods to be used in the testing process. The first step is a recoverability test, which compares the carrying amount of a long-lived asset (asset group) to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). If the carrying amount is greater than the sum of the undiscounted cash flows then the second step is required. The second step is a fair value test in which the carrying value of the asset (asset group) is compared to the fair value of the asset (asset group). In estimating the fair value, the present value technique is used. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. The pre-tax charge for impairment is included in the discontinued operations, net, on the consolidated statements of income and totaled $341 and $0 for the quarters ended March 31, 2004 and 2003, respectively. The entire impairment charge for the quarter ended March 31, 2004 was allocated to intangibles.

      Disposal of Long-Lived Assets/Discontinued Operations - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was early adopted by the Company on January 1, 2002 and supersedes a portion of Accounting Principle Board (APB) No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business," relating to reporting the effects of disposal of a segment of a business, while retaining many of the requirements of this statement. Under SFAS No. 144, the definition of what constitutes a discontinued operation is broader, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur (see Note 6).

Stock Options

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

      (USD. in thousands, except per share amounts)

                                                          Three months ended
                                                               March 31
                                                            2004      2003
                                                          ------------------
          Net income, as reported                         $ 3,519    $    43

          Income from continuing operations                 4,235      1,555
          Less: Stock based compensation expense,
             net of tax                                      (226)    (1,510)
                                                          ------------------
          Proforma income from continuing operations        4,009         45
          Loss from discontinued operations                  (716)    (1,512)
                                                          ------------------
          Pro forma net income (loss)                     $ 3,293    $(1,467)
                                                          ==================

          Earnings (loss) per share
          Diluted:
          Continuing operations - as reported             $  1.81    $  0.67
          Discontinued operations - as reported             (0.31)     (0.65)
                                                          ------------------
          Total - as reported                             $  1.50    $  0.02

          Continuing operations - pro forma               $  1.72    $  0.02
          Discontinued operations - pro forma               (0.31)     (0.65)
                                                          ------------------
          Total - proforma                                $  1.41    $ (0.63)

          Earnings (loss) per share
          Basic:
          Continuing operations - as reported             $  1.83    $  0.67
          Discontinued operations - as reported             (0.31)     (0.65)
                                                          ------------------
          Total - as reported                             $  1.52    $  0.02

          Continuing operations - pro forma               $  1.73    $  0.02
          Discontinued operations - pro forma               (0.31)     (0.65)
                                                          ------------------
          Total - proforma                                $  1.42    $ (0.63)

Note 5--Inventories

Inventories consist of the following (USD in thousands):

                                           March 31,  December 31,
                                             2004        2003
                                           -----------------------

      Raw material                         $15,368      $14,866
      Work in process                        1,059        1,054
      Finished goods                         5,273        3,475
                                           -----------------------
                                           $21,700      $19,395
                                           =======================

Note 6--Discontinued Operations - Ultra Clean Processing & Patterning Solutions

      For the three months ended March 31, 2004 and 2003, the company recorded a loss from discontinued operations of U.S.$0.7 million and U.S.$1.5 million, respectively, related to the divestment of its ultra clean processing product line and potential sale of its patterning solutions product line.

      The divestment of the Company's ultra clean processing product line was structured as a management buyout where selected assets were purchased for approximately U.S.$614, with the payment terms allowing the Company the potential to recoup a portion of the divestment costs over the next three years. The Company received a payment of approximately U.S.$123 during 2003. The remaining balance will be paid over the next three years. The Company's decision to divest the ultra clean processing business unit was based upon its long-term strategy of focusing on the Company's core competencies in the front-end of the semiconductor manufacturing process. The divestment was completed as of December 31, 2003. The ultra clean processing products service the semiconductor market and were reported under the semiconductor vacuum instrumentation segment. During the three months ended March 31, 2004, the Company realized a net gain on the disposal of inventory relative to the ultra clean processing product line of U.S.$0.2 million.

      In March 2004, the Company retained the services of an investment bank in connection with the possible sale of its patterning solutions software business. The Company's decision to pursue a sale of its patterning solutions software business is based upon its decision to further focus its resources. There is no assurance a sale will occur. Additionally, the Company recorded an impairment loss of U.S.$0.3 million, for the quarter ended March 31, 2004, on the balance of its intangible asset. The Company's patterning solutions software business had assets of U.S.$4.7 million and liabilities of U.S.$1.6 as of March 31, 2004.

      Provided below is a summary of the discontinued operations for the ultra clean processing and patterning solutions product line.

                                                                         Three Months Ended
                                                                              March 31
                                                                         (USD in Thousands)
                                                         2004                                          2003
                                      -------------------------------------------   --------------------------------------------
                                       Total     Ultra Clean  Patterning Solution     Total    Ultra Clean  Patterning Solutions
Loss from operations                  $ (912)      $  --            $ (912)         $ (1,512)     $ (607)         $ (905)

Gain on disposal                      $  196       $ 196            $   --          $     --      $   --          $   --
                                      -------------------------------------------   --------------------------------------------
Income (loss) from discontinued
  operations                          $ (716)      $ 196            $ (912)         $ (1,512)     $ (607)         $ (905)

Note 7--Warranty

Charges to warranty reserve during the first three months of 2004 and 2003 were as follows (USD in thousands):

                                                 Deduct:
            Balance at      Add: Charges     Charges against      Balance at
           December 31       to Reserve          Reserve           March 31
           -----------       ----------          --------          --------

2004         $ 2,514           $ 345              $ 531             $ 2,328

2003         $ 2,246           $ 281              $  97             $ 2,430

Note 8--Derivative Financial Instruments

      On January 1, 2001, the Company adopted Statement of Financial Accounting Standards Board No. 133 ("SFAS 133"), Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Derivatives that are not determined to be hedges must be recorded at fair value through earnings. The cumulative after tax effect for the unrealized gains (losses) on foreign currency hedges recorded in accumulated other comprehensive income was U.S.$(28) thousand and U.S.$2 thousand as of March 31, 2004 and December 31, 2003, respectively.

      The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow and fair value hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. The primary currencies in which the Company has exposure are the Euro, Swiss franc and Japanese yen. This exposure arises in certain locations from intercompany purchases of inventory in foreign currency for resale in local currency.

      The Company's accounting policy, for derivative financial instruments, is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The Company records all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as cash flow and fair value hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The Company did not have any significant gains or losses from ineffective hedges for the three months ended March 31, 2004 and March 31, 2003.

      In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. The adoption of SFAS 149, which was effective for contracts entered into or modified after June 30, 2003, did not have a material effect on the Company's financial condition or results of operations.

Note 9--Recent Accounting Pronouncements

      In January 2003 the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN No. 46"). In December 2003 , the FASB approved a partial deferral of the adoption of the interpretation and issued FIN 46-R on December 24, 2003. This interpretation clarifies existing accounting principles related to the preparation of consolidated financial statements when the equity investors in an entity do not have the characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from others parties. FIN No. 46-R requires a company to evaluate all existing arrangements to identify situations where a company has a "variable interest" (commonly evidenced by a guarantee arrangement or other commitment to provide financial support) in a "variable interest entity" (commonly a thinly capitalized entity) and further determine when such variable interests require a company to consolidate the variable interest entities' financial statements with its own. FIN No. 46-R is effective immediately for all variable interest entities created after January 31, 2003, and is effective for all variable interest entities created prior to that date beginning January 1, 2004. The adoption of FIN No. 46-R did not have a material impact on the Company's financial position or results of operations.

      In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The summarization of this statement is addressed in Note 8.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS No. 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards on the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and for all financial instruments at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial position or results of operations

      In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) (SFAS 132), "Employers' Disclosures about Pensions and Other Postretirement Benefits," that improves financial statement disclosures for defined benefit plans. The change replaces existing SFAS 132 disclosure requirements for pensions and other postretirement benefits and revised employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS 87, "Employers' Accounting for Pensions," SFAS 88 and "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS 132 revised retains the disclosure requirements contained in the original SFAS 132, but requires additional disclosures about the plan assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS 132 revised is effective, for the domestic plans of publicly traded entities, for annual and interim periods with fiscal years ending after December 15, 2003. Estimated future benefit payments, and all other new disclosure requirements for foreign plans and nonpublic entities are effective for years ending after June 15, 2004. We have adopted the revised disclosure provisions in note 15.

Note 10--Comprehensive Income (Loss)

      Comprehensive income (loss) is defined as the total change in stockholders' equity during the period other than from transactions with stockholders. For the Company, comprehensive income (loss) consists of net income plus the net change in accumulated other comprehensive income (loss), an element of stockholders' equity. Accumulated other comprehensive income (loss) consists of the net change in the accumulated foreign currency translation adjustment account and the net change in unrealized gains and losses in hedging activity.

      The Company's comprehensive income (loss) for the three months ended March 31, 2004 and 2003 was:

                                                          Three Months Ended
                                                               March 31
USD in thousands                                           2004        2003
                                                         --------------------

Net income                                               $ 3,519      $    43
  Other Comprehensive Income (Loss) net of tax:
     Net foreign currency translation adjustments         (1,742)         995
     Unrealized gain on stock available for sale             158
     Unrealized (loss) on foreign currency hedges            (30)          (7)
                                                         --------------------
     Other Comprehensive Income (loss)                    (1,614)         988
                                                         --------------------

Comprehensive Income                                     $ 1,916      $ 1,031
                                                         ====================

Note 11--Segment Information

      INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and other industries with headquarters in the United States, and administrative offices and manufacturing in the United States, Germany, and Liechtenstein, in addition to sales and service locations worldwide. INFICON operates in two primary business segments: Semiconductor Vacuum Instrumentation and General Vacuum Instrumentation.

      The semiconductor vacuum instrumentation segment includes one product line: process knowledge and control instruments and software (formerly in situ analysis). The products in this segment are developed for use in various semiconductor and other vacuum coating applications. The general vacuum instrumentation segment includes three major product lines: leak detection, vacuum measurement and components, and instrumentation for environmental health and safety. These products are used in numerous markets including air conditioning, refrigeration, automotive, emergency response, industrial hygiene and semiconductor manufacturing.

      Information on the Company's business segments on a continuing operations basis, for net sales, gross profit, and earnings before interest and taxes was as follows (USD in thousands):

                                                                 Three Months
                                                                Ended March 31,
                                                              2004        2003
                                                             -------------------

Net Sales:
Semiconductor vacuum instrumentation                         $10,072     $10,253
General vacuum instrumentation                                37,256      28,636
                                                             -------------------
Total net sales                                              $47,328     $38,889
                                                             ===================

Gross profit:
Semiconductor vacuum instrumentation                         $ 5,832     $ 5,312
General vacuum instrumentation                                16,770      12,070
                                                             -------------------
Total gross profit                                           $22,602     $17,382
                                                             ===================

Earnings before interest and taxes:
Semiconductor vacuum instrumentation                         $   740     $    44
General vacuum instrumentation                                 4,769       1,968
                                                             -------------------
Total earnings before interest and taxes                     $ 5,509     $ 2,012
                                                             ===================

Depreciation and amortization:
Semiconductor vacuum instrumentation                         $   334     $   556
General vacuum instrumentation                                   875         473
                                                             -------------------
Total depreciation and amortization                          $ 1,209     $ 1,029
                                                             ===================

Capital expenditures:
Semiconductor vacuum instrumentation                         $   150     $   625
General vacuum instrumentation                                   941         689
                                                             -------------------
Total capital expenditures                                   $ 1,091     $ 1,314
                                                             ===================

Sales by geographic location:(1)
United States                                                $16,319     $12,430
Europe                                                        22,487      17,489
Asia                                                           8,522       8,970
                                                             -------------------
Total sales                                                  $47,328     $38,889
                                                             ===================

                                                         March 31,  December 31,
                                                           2004        2003
                                                         -----------------------
Total assets:
Semiconductor vacuum instrumentation                     $ 60,059    $ 55,467
General vacuum instrumentation                             96,940      95,207
                                                         -----------------------
Total assets                                             $156,999    $150,674
                                                         =======================

                                                         March 31,  December 31,
                                                           2004        2003
                                                         -----------------------
Long-lived assets (2):
Semiconductor vacuum instrumentation                     $  9,194    $  9,996
General vacuum instrumentation                             15,979      16,514
                                                         -----------------------
Total long-lived assets                                  $ 25,173    $ 26,510
                                                         =======================

(1) The geographic location of a sale is determined by the subsidiary that recorded the sale, rather than customer location
(2)   Long-lived assets excludes deferred taxes

Note 12--Net Earnings (Loss) Per Share

      The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share". SFAS 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive common equivalent shares outstanding. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive.

The following table sets forth the computation of basic and diluted earnings per share ( USD in thousands, except per share and per share amounts):

                                                          Three Months Ended
                                                               March 31
                                                           2004         2003
                                                       ------------------------

Numerator:
Numerator for basic and diluted earnings per share:
    Income from continuing operations                  $    4,235    $    1,555
    (Loss) from discontinued operations                      (716)       (1,512)
                                                       ------------------------
    Net income                                         $    3,519    $       43

Denominator:
Denominator for basic and diluted earnings per share:
Weighted average shares outstanding

Basic shares                                            2,315,085     2,315,000
Diluted shares                                          2,335,412     2,316,152

Earnings (loss) per share:

    Diluted
       Continuing Operations                           $     1.81    $     0.67
       Discontinued Operations                              (0.31)        (0.65)
                                                       ------------------------
       Total                                           $     1.50    $     0.02
                                                       ========================
    Basic
       Continuing Operations                           $     1.83    $     0.67
       Discontinued Operations                              (0.31)        (0.65)
                                                       ------------------------
       Total                                           $     1.52    $     0.02
                                                       ========================

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123 (SFAS 123)," which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS 148 will enable companies that choose to adopt the preferable fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. We will continue to apply the disclosure only provisions of both SFAS 123 and SFAS 148.

Note 13--Acquisition of New Vision Systems (USD in thousands)

      In January 2003, the Company acquired 100% of the stock of a privately-held company, New Vision Systems, a leader in advanced process control
(APC) for patterning processes in semiconductor manufacturing pursuant to an Agreement and Plan of Merger which closed on January 3. The acquisition of New Vision Systems was intended to expand the Company's reach in the semiconductor fab industry by extending its range of process capability in the advanced process control (APC) market to include photolithography. Photolithography, fundamental to creating the pattern of integrated circuits (IC) on a semiconductor wafer, is the most challenging and strategically important process in manufacturing semiconductor devices. New Vision Systems develops and deploys a full suite of process control software compatible with tools from all major photolithography and metrology equipment suppliers. These products improve equipment productivity and chip yield in semiconductor fabrication.

      In March 2004, the Company retained the services of an investment bank to assist the Company with the possible sale of its patterning solutions software business. The Company's decision to pursue a sale of its patterning solutions software business is based upon its decision to further focus its resources coupled with its lower than expected financial performance. There is no assurance a sale will occur. Based upon the Company's decision to pursue a sale of its patterning solutions software business, the result of operations for this business are reported as discontinued operations for the quarters ended March 31, 2004 and 2003, respectively. Additionally, the Company recorded an impairment loss of U.S.$0.3 million, for the quarter ended March 31, 2004, on the balance of its intangible asset.

      The results of operations for INFICON LT (formerly New Vision Systems) have been included in the Company's consolidated financial statements, and reported as under discontinued operations, for the quarters ended March 31, 2004 and 2003, respectively.

Note 14--Acquisition of Sentex Systems Inc. (USD in thousands)

      In May 2003, the Company acquired 100% of the assets and assumed certain liabilities of a privately-held company, Sentex Systems Inc. Sentex Systems, founded in 1980, supplies sophisticated monitoring and analysis instruments using gas chromatography (GC) technology to detect volatile organic compounds
(VOCs) for industrial and environmental monitoring, testing, and security. Sentex product lines include continuous, on-line water monitors for applications such as factory discharge water or water security, air monitors for spot analysis or continuous on-site monitoring and explosives detectors for building and site security and protection. Sentex products complement the HAPSITE fully portable chemical identification systems (gas chromatograph/mass spectrometer or GC/MS technology) used for fast on-scene detection and analysis of chemical agents and toxic materials in air, soil and water. The financial results for Sentex products are reported under the general vacuum instrumentation segment.

      The transaction was accounted for under the purchase method of accounting for business combinations, and the results of operations have been included in the Company's consolidated financial statements as of the second quarter ending June 30, 2003.

Pro forma results of operations:

      The following unaudited pro forma information summarizes the Company's consolidated results of operations as if Sentex Systems acquisition had taken place at the beginning of 2003.

                                                       Three months ended
                                                            March 31
                                                         2004       2003
                                                       -------------------

      Net Sales                                        $47,328     $39,168

      Net Income                                       $ 3,519     $    72
                                                       ===================

      Diluted net income per share                     $  1.50     $  0.03

      Basic net income per share                       $  1.52     $  0.03

Note 15--Employee Benefit Plans

The Company's net pension cost included the following components:

                                                            Three Months Ended
                                                                 March 31,
                                                             USD in thousands
                                                            2004         2003
                                                          --------     --------

      Service cost                                        $    319     $    412
      Interest cost                                            353          357
      Expected return on assets                               (428)        (425)
      Net amortization of:
        Prior service cost                                      15           11
        Net actuarial gain                                     228          333
                                                          --------     --------
      Net periodic pension cost                           $    487     $    688

Note 16--Subsequent Event

      Subsequent to the release of the first quarter 2004 earnings, the Company became aware it owned 22,793 shares of Prudential Financial, Inc. (Prudential) stock resulting from Prudential's conversion from a mutual company to a public stock company in the fourth quarter of 2001. In considering the materiality of this event, the Company considered a number of quantitative and qualitative factors and has determined that recording the non-operating income for the initial value of the stock in the quarter it became known is appropriate. The effect on net income of this transaction was U.S.$454 and has been recorded as an increase in other income in the first quarter of 2004. The unrealized change in value, which has not been material, of the shares subsequent to the demutualization has been recorded through equity as the stock is classified as available-for-sale.

Operating and Financial Review and Prospects

Cautionary Note Regarding Forward - Looking Statements

      Certain statements in this quarterly report on Form 6-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity", "potential", "forecast", or "guidance". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries, and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed under "Recent Developments" below and under "Key Information---Risk Factors" in our most recent annual report on Form 20-F filed by us with the Securities and Exchange Commission.

      As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

      INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. In this quarterly report, "INFICON", the "INFICON Group", "the Company", "we", "us" and "our" refer to INFICON Holding AG and its consolidated subsidiaries. All references to "Unaxis" refer to our significant shareholder, Unaxis Holding AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland.

      INFICON Holding AG is a leading developer, manufacturer and supplier of vacuum instrumentation, critical sensor technologies, and process control software for the semiconductor and other industries. The Company's products include process knowledge and control instruments and software (formerly in situ analysis), leak detectors, vacuum measurement and component products and field-portable gas chromatograph/mass spectrometer instruments (instrumentation for environmental health and safety). INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel, and the protection of proprietary technology.

Semiconductor Industry

      The semiconductor industry has historically experienced sudden changes in supply and demand for semiconductors and is also subject to rapid technological changes in semiconductor manufacturing processes. These factors are generally the cause of strong volatility of demand for semiconductor capital equipment. We believe that a global economic slowdown and a severe downturn in the semiconductor and related industries could continue to have a negative effect on our financial performance for the remainder of this year.

Deferred Tax Assets

      Deferred Tax Assets - As of March 31, 2004, the Company had net deferred tax assets of U.S.$40.4 million reflecting tax credit and loss carry forwards, basis differences primarily from intangible assets, and other deductions available to reduce taxable income in future years. A majority of the net deferred tax assets balance of U.S.$40.4 million resides in the United States. In assessing the realization of the Company's deferred tax assets, we consider whether it is more likely than not the deferred tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon our ability to generate future taxable income, including the implementation of tax planning strategies, during the periods in which our basis differences and other deductions become deductible and prior to the expiration of our net operating loss carry forwards. On a quarterly basis, the Company evaluates the recoverability of its deferred tax assets based upon historical results and forecasted results over future years, considering tax planning strategies, and matches this forecast against the basis differences, deductions available in future years and the limitations allowed for net operating loss carry forwards to ensure there is adequate support for the realization of the deferred tax assets. While we have considered future operating results, in conjunction with ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged as a reduction to income in the period such determination was made. Likewise, should we determine that we would be able to realize future deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Although realization is not assured, the Company believes it is more likely than not the net deferred tax asset balance as of March 31, 2004 will be realized. The Company was able to support this conclusion based upon projections of future operating results and tax planning strategies that support the realization of the deferred tax assets, and other positive and negative evidence. Differences between forecasted and actual future operating results could adversely impact our ability to realize our deferred income tax assets; however, differences between forecasted and actual future operating results are continually monitored to ensure the Company has adequate support for the realization of the deferred tax assets. The Company's analysis supporting the realization of the deferred tax assets places careful consideration on the net operating loss carry forward periods.

In recent years, the Company's U.S. operations have experienced losses before income taxes for financial and tax reporting purposes; however, we believe improvements in the order backlog, industry projections as well as changes in our operations that occurred during the fourth quarter of 2003 and first quarter of 2004, in addition to other improvements that will take place in future periods, are sufficient to generate the minimum amounts of taxable income to utilize our net operating loss carry forwards prior to their expiration. The changes in the Company's operations include:

      o Various cost saving and restructuring initiatives to reduce manufacturing and overhead costs;
      o Capitalization of the intercompany debt arrangement between INFICON Inc. (US location) and INFICON GmbH (Switzerland);
      o Review of R&D allocations between related parties to identify and implement tax planning strategies to maximize the Company's tax benefit;
      o Other changes in an effort to increase the efficiency and effectiveness of our business operations.

The Company believes it is more likely than not it will be able to generate sufficient taxable income in the United States to absorb its net operating loss carry forwards, which begin to expire in 2021, although there can be no assurances. If the Company's expectations for future operating results are not met due to general economic conditions or other factors, the Company may need to establish additional valuation allowances for all or a portion of its deferred tax assets primarily relating to its U.S. operations. This could have a significant affect on our future results of operations and financial position.

Results of Operations for the Three Months Ended March 31, 2004 and 2003

      Net Sales

      Net sales increased 21.7% to U.S.$47.3 million for the three months ended March 31, 2004 from U.S.$38.9 million for the three months ended March 31, 2003. Excluding the impact of changes in currency exchange rates, sales grew by 14.8%. The increase, excluding the impact of changes in currency exchange rates, is primarily due to increased sales of the Company's private label products, leak detection sales to semi OEM's and increased Environmental Health & Safety product sales.

      Semiconductor Vacuum Instrumentation Segment. Net sales decreased by 1.8% to U.S.$10.1 million for the three months ended March 31, 2004 from U.S.$10.3 million for the three months ended March 31, 2003. This decrease resulted from the timing of revenue recognition for certain sales that were recognized as revenue for the three months ended March 31, 2003; however, similar sales for the three months ended March 31, 2004 were recorded as deferred revenue. This decrease was partially offset by favorable changes in foreign exchange rates relative to the U.S. dollar of U.S.$0.4 million.

      General Vacuum Instrumentation Segment. Net sales increased by 30.1% to U.S.$37.3 million for the three months ended March 30, 2004 from U.S.$28.6 million for the three months ended March 31, 2003. This is mainly the result of favorable changes in foreign exchange rates relative to the U.S. dollar of U.S.$2.3 million and improved demand for sales through private-label distribution customers of major vacuum pump manufacturers who resell our products coupled with higher sales from the Environmental Health & Safety and leak detection product lines.

      Gross Profit

      Gross profit increased by 30.0% to U.S.$22.6 million or 47.8% of net sales for the three months ended March 31, 2004 from U.S.$17.4 million or 44.7% of net sales for the three months ended March 31, 2003. The increase in gross profit percentage is primarily due to favorable product mix toward higher margin product sales coupled with favorable absorption of fixed manufacturing costs for the vacuum components and Environmental Health & Safety product lines.

      Research and Development

      Research and development costs increased by 16.6% to U.S.$5.1 million, or 10.8% of net sales, for the three months ended March 31, 2004 from U.S.$4.4 million, or 11.3% of net sales, for the three months ended March 31, 2003. This increase was driven primarily by changes in foreign exchange rates relative to the U.S. dollar of U.S.$0.3 million and the addition of research and development expenses related to the acquisition of Sentex Systems, Inc. in May 2003.

      Selling, General and Administrative

      Selling, general and administrative expenses increased by 16.6% to U.S.$13.0 million, or 27.4% of net sales, for the three months ended March 31, 2004 from U.S.$11.1 million, or 28.6% of net sales, for the three months ended March 31, 2003. This increase is the result of additional costs following the acquisition of Sentex Systems, Inc. in May 2003, changes in foreign exchange rates relative to the U.S. dollar of U.S.$0.7million, coupled with an increase in salaries and accruals for commissions and bonuses associated with higher sales and profits related to the vacuum components and Environmental Health & Safety product lines for the three months ended March 31, 2004.

      Operating Income from Continuing Operations

      For the reasons stated above, the operating income from continuing operations was U.S.$4.5 million, or 9.6% of net sales, for the three months ended March 31, 2004 from U.S.$1.9 million, or 4.8% of net sales, for the three months ended March 31, 2003.

      Other (Income)

      Other income was U.S.($1.0) million, or 2.1% of net sales, for the three months ended March 31, 2004 as compared to other income of U.S.$(0.1) million, or 0.3% of net sales, for the three months ended March 31, 2003. The increase in other income is primarily the result of a gain on shares of stock received from Prudential Financial, Inc.'s conversion from a mutual company to a public stock company in the fourth quarter 2001 (see subsequent event footnote #16) coupled with higher foreign currency gains recognized during the three months ended March 31, 2004.

      Provision for Income Taxes

      The income tax provision was U.S.$1.3 million, or 22.9% of income from continuing operations before income taxes for the three months ended March 31, 2004 versus an income tax provision of U.S.$0.5 million, or 26.0% of income before taxes, for the three months ended March 31, 2003. The increase in income tax provision resulted from higher taxable income of U.S.$4.7 million versus taxable income of U.S.$2.1 million for the three months ended March 31, 2004 and 2003, respectively. The effective tax rate has changed due to a change in the earnings mix among tax jurisdictions.

      Discontinued Operations

      For the three months ended March 31, 2004 and 2003, the Company recorded a net loss from discontinued operations of U.S.($0.7) million and U.S.($1.5) million, respectively, related to the divestment of its ultra clean processing product line that was structured as a management buyout and its plan to sell its patterning solutions product line. The decrease in loss from discontinued operations resulted from the loss of the ultra clean processing product line, of U.S.$0.6 million, that was sold and divested by December 31, 2003. During the three months ended March 31, 2004, the Company realized a net gain on the disposal of inventory relative to the ultra clean processing product line of U.S.$0.2 million.

      Net Income

      For the reasons stated above, net income was U.S.$3.5 million, or 7.4% of net sales, for the three months ended March 31, 2004 from a net income of U.S.$43 thousand, or 0.1% of net sales, for the three months ended March 31, 2003.

Liquidity and Capital Resources

      Historically, we have been able to finance our operations and capital requirements through cash provided by operations and accumulated cash balances. Cash provided by (used in) operating activities was U.S.$2.5 million and U.S.($3.5) million for the three months ended March 31, 2004 and 2003, respectively. In 2004, cash provided by operating activities of U.S.$2.5 million consisted of net income of U.S.$3.5 million, depreciation and amortization and impairment costs of U.S.$1.5 million, a net decrease in deferred taxes of U.S.$1.3 million, and a net increase in working capital of U.S.$3.8 million. In 2003, cash used in by operating activities of U.S.($3.5) million consisted of net income of U.S.$43 thousand, depreciation and amortization of U.S.$1.0 million, a net increase in deferred taxes of U.S.$0.7 million, and a net increase in working capital of U.S.$3.8 million.

      Working capital was U.S.$69.2 million as of March 31, 2004, compared to U.S.$64.3 million as of December 31, 2003. The increase was due to increases in cash of U.S.$0.3 million, accounts receivable of U.S.$3.9 million, inventories of U.S.$2.3 million, and other current assets of U.S.$2.6 million and a decrease in income taxes payable of U.S.$0.2 million. This was offset by decreases in current deferred tax assets of U.S.$0.4 million, increases in accounts payable of U.S.$1.5 million and accrued liabilities of U.S.$2.5 million.

      Cash used in investing activities was U.S.$1.1 million and U.S.$1.3 million for the three months ended March 31, 2004 and 2003, respectively, primarily used for the purchase of property and equipment used in the Company's operations.

      Credit facilities

      The Company entered into a U.S.$30.0 million working capital financing arrangement with Credit Suisse on November 23, 2000. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign exchange forward transactions. The working capital financing was automatically extended for one year on November 23, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of March 31, 2004.

      On September 30, 2001, the Company entered into a working capital financing arrangement with Dresdner Bank in the amount of EUR 5.1 million (approximately U.S.$6.4 million) at December 31, 2003. The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is EURIBOR plus 0.95%. The working capital financing arrangement was extended for one year on July 31, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of March 31, 2004.

      Additionally, the Company entered into two revolving credit facilities with HypoVereinsbank on February 28, 2001. The credit facilities include a HKD
5.5 million (approximately U.S.$0.7 million) working capital financing arrangement and a HKD 9.25 million (approximately U.S.$1.2 million) margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of nine months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The working capital financing arrangement expires on March 31, 2005 and has an option for extension. The Company has U.S.$0 million outstanding under the financing arrangement as of March 31, 2004.

      We made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are collateralized by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The balances of the loans payable to us are offset against the value of the shares on our balance sheet. As of March 31, 2004, there is an outstanding balance on the loans of U.S.$0.4 million

      We currently believe the cash generated from operations, cash and cash equivalents, and borrowings available under our financing arrangements and credit facilities will continue to be sufficient to satisfy our working capital and capital expenditure requirements.

Risks Relating to Our Business and Financial Results

      Provided below is a summarization of the risks and uncertainties that are important for you to consider in evaluating historical and future results of the Company. A detailed explanation of risk factors is also provided in our annual report on form 20-F for the year ended December 31, 2003. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business, may also impair our business operations. If any of these risks or uncertainties actually occur, our business, financial condition and operating results will likely be affected.

      >>    Downturns in the semiconductor chip manufacturing industry have historically, and may have in the future, a material adverse effect on our sales and profitability. We cannot assure you that:
            >     the semiconductor chip manufacturing industry will improve;
            >     Demand for capital equipment by the semiconductor chip
                  manufacturing industry will continue to increase;
      >>    The loss of sales to our major customers would likely have a material adverse effect on the Company;
      >>    Some of our customers compete, or may in the future compete, with
            Unaxis, and to the extent that we are perceived to be controlled by, or under common control with Unaxis, we may lose their business;
      >>    Our future growth and competitiveness depends upon our ability to develop new and enhanced products for industries we target and to adapt rapidly to changing technologies. We cannot assure you that we will be successful in our product development efforts or that our new products will gain general market acceptance;
      >>    Changes or developments in the semiconductor industry could cause shifts in our infrastructure and increase the competition for our products;
      >>    The markets for our products are highly competitive. This
            competition may cause us to reduce prices and may result in decreases in market share of our products;
      >>    Our failure to protect our proprietary technology relating to vacuum instrumentation may significantly impair our competitive position, which could result in a loss of revenues and profits;
      >>    Our inability to convince OEMs to use our products in their manufacturing systems could weaken our competitive position;
      >>    There is no guarantee the Company will receive the full sales price for the management buyout of its ultra clean processing business.
            Terms of the agreement allow the Company to recoup a portion of its divestment costs over the next three years;
      >>    We must compete intensively to attract and retain key technical personnel to help maintain our current level of success and to support our future growth;
      >>    Our ability to expand our manufacturing capacity may be limited by our suppliers' ability to meet our requirements;
      >>    We have significant international sales to customers outside the
            United States. A reduction in demand for our products resulting from economic downturns in one or more of the markets we serve may have a material adverse effect on our sales and profitability;
      >>    Unfavorable exchange rate fluctuations may harm our results of operations;
      >>    We must make expenditures to comply with environmental laws and regulations relating to the production of our vacuum instrumentation products;
      >>    The effect of terrorist attacks or threats on the general economy could decrease our revenues;
      >>    Future acquisitions could adversely affect our business;
      >>    Benefits from the net deferred tax asset may not be realized (see
            Note 3, Critical Accounting Policies and Operating and Financial
            Review and Prospects sections on Deferred Tax Assets for additional discussion);
      >>    Financial performance for patterning solutions business does not show improved financial performance and the Company is unable to locate a buyer for this business;
      >>    Risk of impairment of intangible asset.

      During the second quarter the Company will continue to review its cost structure, continue with pursuing a buyer of its patterning solution product line.

Quantitative and Qualitative Disclosure of Market Risk

      For the three months March 31, 2004, we did not experience any material change in the market risk exposures affecting the quantitative and qualitative disclosures as presented in our annual report on Form 20-F for the fiscal year ended December 31, 2003.

      Interest Rate Exposure

      Changes in interest rates could impact the Company's anticipated interest income earned on its cash balances. Although interest income could be impacted, the Company does not feel changes in interest rates, from their current levels, would have a material effect on the Company's financial results.

      Foreign Currency Exchange Rate Risk

      We transact business in various foreign currencies. Our primary foreign cash flows are generated in the countries of Asia and Europe. The principal currencies creating foreign exchange rate risk for the Company are the Euro, Swiss franc, and Japanese yen. The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. This exposure arises in certain locations from the intercompany purchase of inventory in foreign currency for resale in local currency.

Enclosures

      Statements furnished under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, attached as Exhibit 32.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               INFICON Holding AG


Date: May 25, 2004              By: /s/ Peter Maier
                                    ---------------------------------
                                Name:  Peter G. Maier
                                Title: Vice President and Chief Financial
                                       Officer